January 8, 2020

VIA E-mail

William J. Bielefeld, Esq.
Dechert LLP
1900 K Street NW
Washington, DC 20006-1110

         Re: Goldman Sachs Credit Income Fund
             File Nos. 333-235444, 811-23498

              Goldman Sachs Real Estate Diversified Income Fund
              File Nos. 333-235443, 811-23499

Dear Mr. Bielefeld:

          On December 10, 2019, you filed initial registration statements on Form N-2 on behalf of the Goldman Sachs Credit Income Fund (the "Credit Fund") and the Goldman Sachs Real
Estate Diversified Income Fund (the "Real Estate Fund" and together with the Credit Fund, the
"Funds"). We have reviewed each registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements. Unless otherwise noted, our comments apply to both registration statements. Page numbers refer to the Credit Fund. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

GENERAL

   1. Please tell us if you have presented any test the waters materials to potential investors in connection with these offerings. If so, please provide us with copies of such materials.

PROSPECTUS

Cover Page

   2. We note that the cover page is four pages long. Please consider revising so that the cover page does not exceed two pages.
 William J. Bielefeld, Esq.
January 8, 2020
Page 2

    3. Interval Fund. Please disclose the intervals between deadlines for repurchase requests, pricing and repayment and the anticipated timing of the registrant's initial repurchase offer. This response should include a cross-reference to those sections of the prospectus that discuss the registrant's repurchase policies and the risks attendant thereto. See Guide 10 to Form N-2.

    4. Interval Fund. The disclosure in this paragraph states that "it is possible that the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares."
          However, disclosure later in each prospectus indicates that the Funds expect to repurchase only 5% of its outstanding Shares per quarter. Please revise the quoted language, as repurchasing only 5% of outstanding Shares per quarter is not just a possibility, but appears to be the Funds' expectation.

    5. The two paragraphs immediately preceding the offering table discuss special risks that investors may face because the Funds are non-traded. Please revise the format of this disclosure so that each of the risks is discussed in a separate bullet point. The disclosure should remain in bold.

    6. Offering Table. The "Proceeds, after expenses, to the Fund" line includes a superscript for footnote 2; however, such footnote appears to be missing. Please reconcile this discrepancy.

    7. Leverage. Please put the final sentence of the first paragraph, which is a cross reference to the borrowing and leverage discussions later in the prospectuses, in bold.
          See Item 1.1.j of Form N-2.

Prospectus Summary

    8. Investment Objective and Strategies (page 2 of Real Estate Fund). The Real Estate
          Fund prospectus describes low to moderate correlation to the broader equity markets to mean "investment returns having a correlation of less than one to the S&P 500 Index."
          Please explain what this means in plain English.

    9. Investment Objective and Strategies (page 3). The prospectuses state that the Funds may lend portfolio securities. Please include corresponding risk disclosure regarding securities lending in the "Risk Factors" and "Principal Risks of the Fund" sections of the prospectuses.

    10. Investment Objective and Strategies (page 4). The prospectuses state that the Funds'
          investments in derivatives are counted towards the Funds' 80% investment policies.
          Please confirm that the Funds will use market value and not notional value of any derivatives for purposes of satisfying their 80% investment policies. William J. Bielefeld, Esq.
January 8, 2020
Page 3

    11. Investment Objective and Strategies (page 4). The prospectuses indicate that the Funds will invest in Public Investment Funds, including mutual funds, ETFs and closed-end funds, as part of its principal investment strategy. Please explain how such investments in Underlying Funds will comply with the limitations imposed by
Section 12(d)(1) of
          the 1940 Act.

    12. Investment Objective and Strategies (page 4). The Credit Fund prospectus states that the Fund may invest in Private Investment Funds. Please tell us how much the Credit
          Fund will invest in hedge funds and/or private equity funds that rely on section 3(c)(1)
          or 3(c)(7) of the 1940 Act. If the Credit Fund will invest more than 15% of its net assets in hedge funds and private equity funds that rely on sections 3(c)(1) or 3(c)(7), please note that registered closed-end funds that invest more than 15% of their net assets in such hedge funds or private equity funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please confirm to us that the Funds will invest 15% or less or that they will impose a $25,000 initial investment minimum and will limit investments to accredited investors. We may have additional comments after reviewing your response.

    13. Repurchase Offers Risk (page 5). In discussing this risk, please disclose (a) the effect that share repurchase offers might have on portfolio turnover; and
(b) the possible
          decrease in share value as a result of currency fluctuations between the date of tender and the repurchase pricing date if the registrant has invested all or a portion of its portfolio in foreign markets. See Guide 10 to Form N-2.

    14. Repurchase Offers Risk (page 6). The prospectuses notes that the Funds may borrow money to finance repurchases. Please disclose the maximum amount of debt that may be incurred for such purposes and the restrictions on leverage imposed by the 1940 Act and Rule 23c-3. See Guide 10 to Form N-2.

    15. Loan-Related Investments Risk (pages 11-12). In the Credit Fund prospectus, the final sentence of the disclosure for this risk discusses the risk of investing in loans with fewer restrictive covenants. If the Credit Fund will invest in covenant lite loans as part of its principal investment strategy, please disclose in the strategy section.

    16.   Convertible Securities Risk (page 13).
          a. The prospectuses include a Convertible Securities Risk, but convertible securities are not mentioned in the investment strategies section beginning on page one of the prospectuses. If the Funds will invest in convertible securities as part of their investment strategies, please include a discussion in the strategy section.

          b. If the Funds expect to invest in contingent convertible securities ("CoCos"), the
             Funds should consider what, if any, disclosure is appropriate. The type of disclosure will depend on, among other things, the extent to which the Funds will invest in CoCos and the characteristics of the CoCos (e.g., the credit quality, the
 William J. Bielefeld, Esq.
January 8, 2020
Page 4

              conversion triggers). If CoCos will be a principal type of investment, the Funds should provide a description of them and should provide appropriate risk disclosure.

    17. OID and PIK Interest Related Risks (page 14). In the Credit Fund prospectus, please disclose additional risks related to OID and PIK instruments, including that: (a) market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash; (b) use of OID and PIK securities may provide certain benefits to the Investment Adviser including increasing management fees and incentive compensation; (c) the Credit Fund may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash and that such required cash distributions may have to be paid from offering proceeds or the sale of fund assets; and (d) the required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the
          Credit Fund's taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

    18. The Fund May Make Commitments Representing a Substantial Portfolio of its Total
          Assets (page 22). Please note that the staff of the Division of Investment Management has taken the position that an unfunded commitment is deemed a senior security unless it is covered by the assets of a fund. Please confirm that the Funds reasonably believe that their respective assets will provide adequate cover to allow them to satisfy any unfunded investment commitments.

    19. Brexit Risk (page 25). Please consider updating this risk in light of recent political developments in the United Kingdom.

    20.   Dividend Reinvestment Plan (page 42). Please explain how the term
"Common
          Shares" differs from the term "Shares" defined on the cover page of the prospectuses.

    21. Certain Tax Considerations (page 44). This section notes that a portion of distributions to shareholders may constitute a return of capital for U.S. federal tax income purposes.
          Please disclose here the tax consequences to shareholders.


Fund Fees and Expenses

    22.   Fee Table (pages 47-48).
          a. As the Real Estate Fund will engage in short selling as part of its principal investment strategy, please confirm whether the fee table will include expenses associated with short selling, either as part of the "Interest Payments on Borrowed
             Funds" line item or as a separate line item.
 William J. Bielefeld, Esq.
January 8, 2020
Page 5

          b. The fee table in the Real Estate Fund prospectus lists "None" for the acquired fund fees and expenses ("AFFE") line item. However, the principal investment strategy indicates that the Real Estate Fund will invest in other investment companies. If the Real Estate Fund will incur AFFE greater than 0.01%, please include such expenses in the fee table. See Item 3.10.a of Form N-2.

          c. Footnote 6 to the fee table in the Real Estate Fund prospectus notes that fees and expenses associated with investments in structured finance vehicles or investment companies not traditionally referred to as hedge funds or private equity funds are not included in the AFFE line item to the fee table. Please disclose how the Real
             Estate Fund pays such fees and whether such costs are passed along to shareholders.

          d. Please round the expense limitation discussed in footnote 7 to the nearest hundredth of a percent. See Item 3, Instr. 3 of Form N-2.

          e. To the extent the expense limitation discussed in footnote 7 is part of a written agreement, please confirm that the Funds will file such agreements as an exhibit to the registration statements as material contracts. See Item 25.2.k of Form N-2.

    23. Please explain how the Funds' organizational expenses will be amortized and the period over which the amortization will occur. See Item 9.1.f of Form N-2.

Use of Proceeds

    24. Please disclose how long it is expected to take to fully invest net proceeds in accordance with the Funds' investment objectives and policies. We may have further comment after reviewing the response. See Item 7.2 of Form N-2.

Management of the Fund

    25. Investment Team (page 98). We note that the investment strategies section states that there is no minimum or maximum limit on the amount of the Funds' Managed Assets that may be invested in securities or other instruments of non-U.S. issuers or borrowers.
          Please provide a basis for an investor to assess the expertise and experience of the
          Investment Adviser and/or portfolio managers with respect to foreign investments. See
          Guide 9 to Form N-2.

    26. Custodian and Administrator (page 98). Please disclose the compensation to be paid to the Funds' administrator. See Item 9.1.d of Form N-2.
 William J. Bielefeld, Esq.
January 8, 2020
Page 6

Additional Information About the Fund

    27.   Description of Shares (page 102).
          a. As the Funds have a policy of making dividend/distribution payments at predetermined times and at minimum rates, please include a statement that if the
             Funds' investments do not generate sufficient income, the Funds may be required to liquidate a portion of their portfolios to fund these distributions, and therefore these payments may represent a reduction of the shareholders' principal investment. See
             Item 10.1.a, Instr. 2 of Form N-2.

          b. If there are any liquidation rights or liability to further calls or to assessments by the
             Funds, please disclose. See Item 10.1.a of Form N-2.

    28.   Dividend Reinvestment Plan (page 104).
          a. Please disclose the method for determining the number of shares that will be distributed instead of a cash dividend. See Item 10.1.e of Form
N-2.

          b. If applicable, please disclose that a Participant holding shares in a brokerage account may not be able to transfer shares to another broker and continue to participate in the Dividend Reinvestment Plan. See Item 10.1.e of Form N-2.

          c. The final paragraph on this page states that "[i]n the event that the Fund makes available to its shareholders rights to purchase additional Common
Shares . . . . ."
             Please revise this language, as the cover page indicates that this will be a continuous offering.

          d. The staff notes that the top of page 105 includes the sentence "[T]he automatic reinvestment of Dividends will not relieve Participants of any Federal, state or local income tax that may be payable (or required to be withheld) on such dividend."
             Consider specifying that capital gains and income are realized, even though cash is not received by the shareholder. See Item 10.1.e of Form N-2.

Plan of Distribution

    29. a. Please briefly discuss the nature of any material relationship between GS&Co. and the Funds (other than that of principal underwriter). See Item 5.1.b of Form N-2.

          b. Please briefly explain any provisions in the underwriting agreement that provide for indemnification of GS&Co. or its control persons by the Funds against any liability arising under the Securities Act. See Item 5.4 of Form N-2.

Shareholder Guide

    30. Common Questions Applicable to the Purchase of Class A and Class L Shares (page
          115). The prospectuses indicate that Class A and Class L Shares are not subject to a
 William J. Bielefeld, Esq.
January 8, 2020
Page 7

          sales load when purchased through the GS Retirement Plan Plus and Goldman Sachs
          401(k) Programs. If the Funds are sold through retirement plans, please provide a statement regarding where additional information about such plans can be obtained.
          See Item 5.7 of Form N-2.

    31. How to Sell Shares (page 117). The prospectuses indicates that fundamental policies cannot be changed without "shareholder consent." Please revise this disclosure to specify that fundamental policies cannot be changed without the vote of a majority vote of shareholders. See Item 8.2.c of Form N-2; Guide 10 to Form N-2.

    32. Repurchase Offer Notices (page 118). Please revise the disclosure to indicate that the
          Repurchase Offer Notice also will include information discussing: (a) the risk of fluctuating NAV between the Repurchase Request Deadline and the Repurchase
          Pricing Date; (b) the procedure for tendering Shares; (c) that the shareholders are able to cancel or modify tenders until the request deadline; (d) the process for repurchasing on a pro rata basis; (e) the circumstances warranting suspension or postponement of a
          Repurchase Offer; and (f) the NAV (as of at least 7 days before notification) and means for calculating it. See Rule 23c-3(b)(4)(i).

    33. Repurchase Pricing Date (page 119). The prospectuses states that while the Funds do not presently plan to assess any repurchase fees from repurchase proceeds, the Board may determine to do so in the future. Please disclose that, should the Board determine to impose a repurchase fee, such fee will not exceed 2% of the proceeds. See Rule 23c-
          3(b)(1).

    34. Repurchase Offers Liquidity Requirement (page 120). Please confirm that the Board has adopted written procedures reasonably designed to ensure that the each Funds'
          assets are sufficiently liquid so that it can comply with its policy on repurchases and the liquidity requirements of Rule 23c-3(b)(10)(i). See Rule 23c-3(b)(10)(iii).

    35. Fund Rights (page 121). The fourth bullet point under the heading "The Fund reserves the right to" in the prospectuses states that the Funds reserve the right to, subject to applicable law, "repurchase Shares in circumstances determined by the Board to be in the best interest of the Fund." Please confirm for the staff whether this refers to involuntary redemptions. If so, please remove this language and replace it with language stating that involuntary redemptions will be conducted consistent with Rule
          23c-2.

Back Cover

    36. Please provide the information required by Rule 481(e) of the Securities Act or advise why it is not required. See Item 2.3. of Form N-2.
 William J. Bielefeld, Esq.
January 8, 2020
Page 8

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Investment Restrictions

      37. Please disclose the Funds' policies regarding short sales, purchases on margin and the writing of put and call options. See Item 17.2.b of Form N-2.

PART C

Indemnification

      38. Please include the complete statement required by Rule 484(b)(3) in responding to Item
             30.


                                            *         *      *

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

             Should you have any questions regarding this letter, please contact me at (202) 551-
4716.

                                                          Sincerely,

                                                          /s/ Christopher R.
Bellacicco

                                                          Christopher R.
Bellacicco
                                                          Staff Attorney

cc:         Vincent J. DiStefano, Branch Chief
            Christian T. Sandoe, Assistant Director